UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

DUNDEE BANCORP INC.

(Translation of registrant's name into English)

40 King Street West, Scotia Plaza, Suite 5500, Toronto, Ontario, Canada M5H 4A9

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News release dated January 27, 2003
Signatures

DUNDEE REALTY CORPORATION

AND

DUNDEE BANCORP INC.

ANNOUNCEMENT

FOR IMMEDIATE RELEASE

Toronto, January 27, 2003, DUNDEE REALTY CORPORATION (D-TSX) today announced that it has formed an independent committee of its Board of Directors to consider and make a recommendation to the Board in respect of a proposal from DUNDEE BANCORP INC. (DBI.A-TSX) to acquire the company by way of a plan of arrangement that would reorganize the commercial real estate business of Dundee Realty Corporation ("DRC") into a real estate investment trust to be named Dundee Real Estate Investment Trust ("Dundee REIT"). As part of the proposal, the land and housing assets and certain other assets not appropriate for Dundee REIT will be held in Dundee Development Corporation, a subsidiary of DRC which will become wholly owned by Dundee Bancorp and certain members of Dundee Realty management. All other shareholders of DRC will be offered one unit in Dundee REIT and $3.00 cash in exchange for each share held of DRC.

Dundee REIT is expected to have revenue-producing properties with a book value of approximately $850 million and associated debt of approximately $510 million. It is expected that Dundee REIT's target distribution for the twelve months ending May 31, 2004 will be $2.20, based on a policy of distributing between 80% and 90% of distributable income.

The transaction would be accomplished by way of a Plan of Arrangement under the Business Corporations Act (Ontario) involving a reorganization of the business, affairs and share capital of DRC (the "Arrangement") and will be subject to, among other approvals, shareholder approval, including minority shareholder approval in accordance with applicable securities laws, at a shareholder meeting called to consider the Arrangement.

Pursuant to the Arrangement, substantially all of the commercial real estate business of DRC will be transferred to Dundee REIT. Dundee Development Corporation will continue to exist primarily as a land and housing development company and the manager of Dundee REIT and will be owned by Dundee Bancorp.

The completion of the Arrangement is not conditional upon completing any financing.

Reasons for the Arrangement

Some of the reasons offered by Dundee Bancorp for converting the commercial real estate business of DRC into a REIT are:

  Monthly cash distributions are anticipated to provide an attractive return to Unitholders without impairing Dundee REIT's ability to finance capital expenditures and to repay external debt;
  Dundee REIT involves a trust structure which will result in a higher level of cash distributions than would be available under the existing corporate structure of DRC;
  A significant portion of Dundee REIT's distribution to Unitholders will be tax deferred;
  It is anticipated that the Arrangement will provide Dundee REIT with greater access to the public capital markets to fund growth initiatives than is or would be available to DRC under current market conditions;
  Dundee Development Corporation will assume all of the transaction costs, certain of DRC's historic liabilities, and DRC's proposed head lease obligations; and
  Dundee Development Corporation's assumption of liabilities and Dundee Bancorp's payment of $3.00 per DRC share would provide greater value to DRC shareholders than would be available from a public land and housing development company that is substantially smaller than DRC.

Plan of Arrangement

The completion of the Arrangement will be subject to shareholder approval including minority shareholder approval in accordance with applicable securities laws. In addition, the Arrangement will be conditional upon, among other things, receipt of all necessary third party, regulatory and court approvals, including the approval of the Toronto Stock Exchange.

An information circular describing the Arrangement is anticipated to be mailed to shareholders by the end of April and will be available on the Internet at www.sedar.com. It is anticipated that the meeting of shareholders to consider the Arrangement will take place approximately six weeks following the mailing of the information circular.

In light of the proposed Arrangement, DRC will not be making any purchases under its normal course issuer bid pending completion of the Arrangement or a definitive determination not to proceed with the Arrangement.

Dundee Realty Corporation

DRC owns and manages a portfolio of 172 revenue properties totalling over 11 million square feet that is concentrated in Canada's primary markets - Montréal, Ottawa, Toronto, Calgary and Edmonton. DRC's tenants represent a broad spectrum of the wider economy and as a result it is not overly dependant on any single economic sector or any single tenant to drive its performance. DRC's risk exposure is further mitigated by owning assets that are diversified by geographic region, asset type and asset class and through its selective participation in the development of land and housing. For more information, please visit www.dundeerealty.com.

Dundee REIT

Dundee REIT is proposed to be an unincorporated, open-ended limited purpose real estate investment trust governed by the laws of the Province of Ontario. Dundee REIT would offer an opportunity to invest, through a tax-efficient Canadian real estate investment trust structure, in a diversified portfolio of office, industrial and retail properties situated across Canada. Dundee REIT's properties will be located in selected markets in major Canadian cities and select U.S. cities, which offer growth opportunities and diversification.

Dundee Bancorp Inc.

Dundee Bancorp Inc. is primarily a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 84% owned subsidiary, Dundee Wealth Management Inc. Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these operations provide a broad range of financial products to individuals, institutions and corporations. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly through wholly-owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.

Certain information included in this document may be considered forward-looking. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of DRC. Risks, uncertainties and other factors are discussed in DRC's public filings with the Canadian securities regulatory authorities.

For further information, please contact:

DUNDEE REALTY CORPORATION

Michael J. Cooper	Jeff B. Barnes
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
(416) 365-5145	(416) 365-3543
mcooper@dundeerealty.com	jbarnes@dundeerealty.com

DUNDEE BANCORP INC.

Ned Goodman	Joanne Ferstman
President and Chief Executive Officer	Chief Financial officer
(416) 365-5665	(416) 365-5010
ngoodman@dundeebancorp.com	jferstman@dundeebancorp.com

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE BANCORP INC.

(Registrant)

Date: February 17, 2003	By: /s/ LORI E. BEAK

Lori E. Beak Assistant Secretary